Exhibit 4.1

COLSULTATION AGREEMENT

This Consulting Agreement (the “Agreement”) effective as of February 23, 2009 is entered into by and between Genetic Immunity LLC, (herein referred to as the “Company”) a Delaware Limited Liability Company having its principal offices at 8300 Greensboro Drive, Suite 800, McLean, Virginia 22102 and Power of the Dream ventures (herein referred to as the “Consultant”) having its principal place of business at 1095 Budapest, Soroksari ut 94-96, Hungary.

RECITALS

WHEREAS Company is a US/Hungarian development stage biopharmaceutical company establishing leadership in Nanomedicines for immune amplification, highly specific medical interventions at the molecular scale for treating disease or repairing damaged tissues.

WHEREAS Consultant is a publicly-held corporation with its common stock trading on the OTCBB market in the United States under the symbol PWRV whose business is the development, acquisition, licensing, or co-development of technologies originating in Hungary for international commercialization.

WHEREAS, Company desires to engage the services of Consultant to represent the Company in investor’ and public communications via Consultants public status, to inform and educate the general public about Company’s products, present and future, via same method, and to take advantage of Consultant’s substantial experience in becoming a public company in the United States and to advise the Company on achieving public status on the United States OTCBB exchange.

NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenants and agree as follows:

1.
Terms of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company and the Consultant hereby agrees to provide services to the Company commencing upon February 23, 2009 and ending on February 23, 2010.

2.	Duties of Consultant. Consultant agrees that it will generally provide the following specified consulting services through its officers and employees during the term specified in Section 1:

a.
Consult and assist the Company in developing and implementing appropriate plans and means for presenting the Company and its business, strategy, product(s) and personnel to the financial community, industrial partners and the public at large, and to help establishing an image for the Company in the same, and creating the foundation for subsequent financial and public relations efforts;

b.
With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's business, plans, strategy, product(s) and personnel, as they may evolve during such period, and consult and assist the Company in communicating appropriate information regarding such plans, strategy, product(s) and personnel to the financial, industrial and end-user communities, through the Consultant’s public status via regularly issued press releases;

c.	Introduce the Company to entities that can be beneficial to the Company’s operations from a financial, regulatory, audit and product commercialization standpoint;

d.
Upon the Company's direction and approval, disseminate information regarding the Company to the investment community, other professionals and the general investing public via Consultant’s public status via press releases;

e.
Consult and educate the Company, based on Consultant’s firsthand experience, on how to become a publicly-held corporation in the United States; assist Company in achieving this public status by advising company in a step by step fashion through the entire process, and introduce Company to professional legal, accounting and other service providers who’s services Company can rely on upon achieving public status.

3.	Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

a.
The Investment: Consultant is to acquire 2% of the Company via a USD 1,000,000 investment by April 30, 2009 in exchange for 72 units of the Company’s Class B stock; Consultant is to acquire an additional 2% of the Company via a USD 1,000,000 investment by August 30, 2009 in exchange for 72 units of the Company’s Class B stock.

b.
At the same time Company also grants Consultant an option to acquire an additional 16% of the Company via an $8,000,000 investment by February 20, 2010, in tranches or in whole, in exchange for 578 units of the Company’s Class B stock. If the Consultant misses the first deadline of April 30, 2009 this agreement shall immediately terminate. If the Consultant completes the first investment but missed the second date of August 30, 2009 this agreement shall terminate, but the Consultant will retain the Class B units already acquired. Any portion of the optional 16% equity purchase that is not exercised and closed by February 23, 2010 shall terminate. As represented to the Consultant the Company currently has 3,606.96 Class A Class B units issued and outstanding. If, as a direct result of this consultation agreement, prior to April 30, 2009, Company receives an investment offer from an investor other than the Consultant, Consultant is granted first right of refusal to participate financially. Consultant will give Company written notice of such right within 2 business days following notification of an investment offer made to the Company. Consultant must exercise its right of first refusal by executing an agreement to invest on the same terms and conditions within 15 days of receiving the notice and closing on that investment within 30 days thereafter.

4.
Non-Assignability of Services. Consultant's services under this contract are offered to Company only and may not be assigned by Company to any entity with which Company merges or which acquires the Company or substantially all of its assets. In the event of such merger or acquisition the services of the consultant are immediately terminated

5.
Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant by the Company with respect to financial affairs, operations, profitability, products and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company.

6.
Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Neither the Company nor the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

7.	Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

8.
Lock Up.  Consultant agrees that in the event of a public offering, Consultant will not for a period of at least six (6) months, as promulgated by Rule 144, in the absence of a valid Registration Statement filed with and declared effective by the SEC (United States Securities and Exchange Commission), shall sell its Units in the Company and Consultant agrees to sign any “l-ck up“ agreement required to be signed in order for the Company to go public.

9.
Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. or Hungarian mail, postage prepaid, addressed to the other party at the address as set forth herein below:

To the Company:
Genetic Immunity Kft.
ATTN: Dr. Zsolt Lisziewicz
1045 Budapest
Berlini ut 47-49.
Hungary

To the Consultant:
Power of the Dream Ventures, Inc.
1095 Budapest
Soroksari ut 94-96
Hungary

It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change within two days to the other party in the manner set forth in this paragraph.

10.
Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York. The parties agree that the Superior Court for the State of New York, County of New York will be the venue of any dispute and will have jurisdiction over all parties.

11.
Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

AGREED TO:

“Company”	GENETIC IMMUNITY LLC

Date: February 23, 2009	By:
, CEO

“Consultant”	POWER OF THE DREAM VENTURES, INC

Date: February 23, 2009	By:	/s/ Viktor Rozsnyay
Viktor Rozsnyay, President & CEO